June 4, 2010

VIA EDGAR AND BY FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    John Reynolds

Assistant Director

Re:                             Guess?, Inc.

Form 10-K for fiscal year ended January 30, 2010

Filed March 31, 2010

File No. 001-11893

Dear Mr. Reynolds,

On behalf of Guess?, Inc (the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 13, 2010 regarding the Company’s above-referenced Form 10-K (the “Form 10-K”). Set forth below are the Company’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments precedes the corresponding response.

Form 10-K for Fiscal Year Ended January 30, 2010

Consolidated Financial Statements, page F-1

1.                                      Please disclose a reconciliation of your redeemable noncontrolling interests in future annual and quarterly filings pursuant to FASB ASC 810-10-50-1A(c). In addition, tell us in your response and describe in the footnotes of your future filings how and when the noncontrolling interests may be redeemed.

Response:

In future annual and quarterly filings on Forms 10-K and 10-Q, respectively, the Company undertakes to disclose a reconciliation of its redeemable noncontrolling interests pursuant to FASB ASC 810-10-50-1A(c). In addition, in the footnotes to the financial statements in the Company’s future filings on Forms 10-K and 10-Q, the Company undertakes to include the following disclosure describing how and when the noncontrolling interests may be redeemed:

Stockholders Equity and Redeemable Noncontrolling Interests

In connection with the acquisition of two majority-owned subsidiaries, the Company is party to put arrangements with respect to the common securities that represent the remaining noncontrolling interests of the acquired companies. Each put arrangement is exercisable by the counter-party outside the control of the Company by requiring the Company to redeem the counterparty’s entire equity stake in the subsidiary at a put price based on a multiple of earnings formula. Each put arrangement is recorded on the balance sheet at its redemption value and classified as a redeemable noncontrolling interest outside of permanent equity. As of January 30, 2010, the redeemable noncontrolling interests of $13.8 million was composed of redemption values related to the Focus Europe S.r.l (“Focus”) and Guess Sud SAS (“Guess Sud”) put arrangements of $10.9 million and $2.9 million, respectively.

The put arrangement for Focus, representing 25% of the total outstanding equity interest of that subsidiary, may be exercised at the discretion of the minority owner by providing written notice to the Company no later than June 27, 2012. The redemption value of the Focus put arrangement is based on a multiple of Focus’s net earnings.

The put arrangement for Guess Sud, representing 40% of the total outstanding equity interest of that subsidiary, may be exercised at the discretion of the minority owners by providing written notice to the Company anytime after January 30, 2012 or sooner in certain limited circumstances. The redemption value of the Guess Sud put arrangement is based on a multiple of Guess Sud’s earnings before interest, taxes, depreciation and amortization.

Note (1) Summary of Significant Accounting Policies and Procedures, page F-7

Reclassifications, page F-8

2.                                      We note that you reclassified redeemable noncontrolling interests upon the adoption of authoritative guidance from the FASB in the first quarter ended May 2, 2009. We further note from your Form 10-K for the fiscal year ended January 31, 2009 that you had recorded minority interests totaling $9,466 thousand at the end of fiscal 2009. Please tell us where you had classified the redeemable noncontrolling interest prior to the adoption of the FASB’s authoritative guidance, describe to us the guidance that resulted in the restatement, and describe to us the adjustments made to your fiscal 2009 financial statements to retrospectively apply the guidance.

Response:

For the fiscal year ended January 31, 2009, the Company recorded total noncontrolling (minority) interests of $9.5 million which was classified outside of permanent equity. This amount represented all noncontrolling interests in the Company’s subsidiaries at this date, including both redeemable and nonredeemable noncontrolling interests.

In December 2007, FASB Statement No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements” was issued. SFAS 160 amended ARB 51 (“ARB 51”), “Consolidated Financial Statements” and established accounting and reporting standards for the noncontrolling interest in a subsidiary and clarified the classification of noncontrolling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests. SFAS 160 was effective for fiscal periods beginning on or after December 15, 2008 and was adopted by the Company in the fiscal year that commenced on February 1, 2009 (“Fiscal 2010”). The provisions of SFAS 160 require the statement to be applied prospectively except for the presentation and disclosure requirements, which are required to be applied retrospectively for all periods. SFAS 160 required that noncontrolling interests be classified as part of permanent equity. Since SFAS 160 and ARB 51 do not specifically address the classification of redeemable noncontrolling interests, following the issuance of SFAS 160, EITF Topic D-98 (“Topic D-98”) was adjusted to address its interaction with SFAS 160 and registrants were instructed to initially apply the measurement guidance for redeemable noncontrolling interests presented in Topic D-98 no later than the effective date of SFAS 160.

Topic D-98 determines the measurement and classification of redeemable equity interest arrangements and requires that if the redeemable interest is currently redeemable then the carrying amount should be adjusted to the maximum redemption value amount at the end of each balance sheet reporting period and classified as temporary equity.

Topic D-98 was also adjusted whereby any adjustment to the carrying amount of a noncontrolling interest from the application of Topic D-98 does not impact net income or comprehensive income in the consolidated financial statements. Rather, such adjustments are treated akin to the repurchase of a noncontrolling interest and recorded to retained earnings. In addition, periods preceding the initial adoption of SFAS 160 should disclose the redemption amount of those securities on the face of the balance sheet.

As part of the adoption of SFAS 160 and the application of Topic D-98, the Company retrospectively adjusted the prior period balance sheet as of January 31, 2009 to reflect the impact of the adoption by presenting redeemable noncontrolling interests separately from nonredeemable noncontrolling interests and adjusting the redeemable noncontrolling interests to the maximum redemption value calculated at that date. This resulted in approximately $10.1 million of redeemable noncontrolling interests to be reported separately under temporary equity and $2.5 million of nonredeemable noncontrolling interests to be reported within stockholders equity, the components of which are described below.

•                  The redeemable noncontrolling interest balance of $10.1 million was composed of $6.0 million which had been previously reported in noncontrolling (minority) interests relating to this specific minority interest with the put redemption feature and a further $4.1 million (with a corresponding adjustment to retained earnings) to increase the redeemable noncontrolling interest to its maximum redemption value as required by Topic D-98.

•                  The nonredeemable noncontrolling interest balance of $2.5 million was composed of $3.5 million which had been previously reported in noncontrolling (minority) interests relating to minority interests with no put redemption features, partially offset by an allocation of $0.9 million (with a corresponding adjustment to accumulated other comprehensive loss) representing the portion of the cumulative foreign currency translation loss associated with the nonredeemable noncontrolling interests of our foreign subsidiaries.

Exhibits

3.                                      We note that Exhibit 10.30 does not include the schedules referenced on page xii of your Credit Agreement with Bank of America, N.A. We also note that Exhibits 10.6, 10.8, 10.10, 10.26 to the most recent Form 10-K and Exhibit 10.17 to the Form 10-K filed April 1, 2008 were not filed in their entirety. Please file these exhibits in their entirety and with all exhibits and attachments in your next periodic report as required by Item 601(b)(10) of Regulation S-K, or advise.

Response:

Although the Company does not consider the schedules to Exhibit 10.30 to be material terms thereof, the Company acknowledges that the Commission requires that schedules to the material agreements filed as exhibits under Item 601(b)(10) of Regulation S-K also be filed with such exhibits. As such, the Company undertakes to file the omitted schedules for Exhibit 10.30 in the Company’s next Quarterly Report on Form 10-Q. The Company also undertakes to file Exhibits 10.6, 10.8, 10.10 and 10.26 (to the most recently filed Form 10-K) and Exhibit 10.17 (to the Form 10-K filed April 1, 2008) in their entirety in the Company’s next Quarterly Report on Form 10-Q.

4.                                      We note that you have filed as Exhibit 10.21 the Form of Restricted Stock Award Agreement for Awards for Performance-Based Vesting. Please file the actual agreements as exhibits in your next periodic report.

Response:

The Company undertakes to file the executed version of Exhibit 10.21 in its next Quarterly Report on Form 10-Q.

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In connection with the above comments and our response, we would also like to acknowledge our understanding that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (213) 765-3630 or (213) 765-0911 (facsimile) with any questions or comments regarding this letter.

Very truly yours,

/s/ Jason T. Miller
Jason T. Miller
Assistant General Counsel
Guess?, Inc.

cc:

Edwin S. Kim

Primary Legal Examiner

U.S. Securities and Exchange Commission

Dennis R. Secor

Senior Vice President and Chief Financial Officer

Guess?, Inc.